

Autumn Kelly

Editor/Writer, autnoel.com

Los Angeles, California, United States · Contact info

224 connections

Experience

G/O Media
2 yrs 9 mos

Audience Development Editor, Gizmodo
Apr 2019 – Present · 2 yrs 9 mos
New York City

Social Media Editor, io9
Full-time
Apr 2019 – Apr 2020 · 1 yr 1 mo

Cofounder
ReelwUrld
Nov 2019 – Present · 2 yrs 2 mos

Reelwurld.com

Staff Writer
Newsweek
Oct 2015 – Jan 2019 · 3 yrs 4 mos
New York, New York

- Published 3-5 articles a day for web/magazine about comic books, TV & movies
- Wrote breaking news, features, reviews, recaps and Q&As
- Employed political instincts to inform cultural criticism and analysis
- Devised social strategy for "Newsgeek" (formerly Player.One) ...see more

Executive Assistant/Strategist
Robert Weiner Associates, Democratic Strategy
Oct 2014 – Oct 2015 · 1 yr 1 mo
Washington D.C. Metro Area

- Directed writing internship program of former White House spokesman
- Composed editorial calendar, assigned stories and edited intern articles
- Wrote/researched talking points for TV appearances and radio shows
- Motivated interns to write opeds with policy impact to lead national discourse ...see more

Senior Policy Analyst
Solutions for Change
Sep 2014 – Oct 2015 · 1 yr 2 mos
Washington D.C. Metro Area

Brainstormed with political officials and strategists to pitch, ghostwrite and publish opeds in national newspapers.

Show 3 more experiences

Education

Temple University
Bachelor of Arts (BA), Multimedia Journalism
2009 – 2013

Minor in Political Science.